FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Participation in LNG terminal project in Mexico

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 10, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2008

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President
Chief Financial Officer

March 10, 2008

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Participation in LNG terminal project in Mexico

Mitsui & Co., Ltd. (“Mitsui”) announced today that it has obtained an award from Mexican Federal Electricity Commission (“CFE”) in regards to the concession rights for construction and operation of an LNG receiving terminal in Manzanillo city, together with Korea Gas Corporation (“Kogas”) and Samsung Corporation (“Samsung”).

The project company (“Company”) established by Mitsui, Kogas, and Samsung, of which equity participation in the company is respectively 37.5%, 25% and 37.5%, will construct a terminal which has storage and re-gasification facilities in Manzanillo city located on the Pacific coast in Mexico. The Company will manage and operate the facilities for 20 years based on a service contract with CFE. The total project cost will be approximately US$900 millions. The re-gasified gas (14 million cubic meters per day) will be delivered to CFE after commercial start-up scheduled at middle of year 2011.

Mitsui has positioned the natural resource and energy related infrastructure business as one of the core business, and aims to develop business further in this field.

Attachment: Project Outline and Location

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Project Outline

Project Company	Terminal KMS de GNL, S. de R.L. de C.V.
Equity participation	Mitsui 37.5%, Kogas 25%, Samsung 37.5%
Gas off-taker	Mexican Federal Electricity Commission (CFE)
Main facilities	LNG receiving tank (150,000m3 x 2 units), Re-gasification facility, Jetty
Terminal Capacity	14 million cubic meters per day

Location